Mail Stop 4561

August 9, 2006

Jerry M. Kennelly
President and Chief Executive Officer
Riverbed Technology, Inc.
501 Second Street
San Francisco, CA 94107

Re: **Riverbed Technology, Inc.**
        Form S-1/A-3 filed July 25, 2006
        File No. 333-133437

Dear Mr. Kennelly:

        We have reviewed your filing and response letter dated July 25, 2006 and have
the following additional comment.

Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-8

1. You indicate in your response to prior comment number 4 in your letter dated July
    25, 2006 that SOP 97-2 does not provide any guidance regarding how to classify
    or allocate revenue in the statement of operations and that in the absence of
    guidance, you analogize to EITF 00-21. Notwithstanding your response, the
    revenue presentation in your Consolidated Statements of Operations should be
    consistent with GAAP. As stated in paragraph 4 a. i. of EITF 00-21, the
    arrangement or the deliverable(s) in the arrangement that is within the scope of
    higher-level literature should be accounted for in accordance with the relevant
    provision of that literature rather than the guidance in EITF 00-21. As such, your
    arrangements do not fall under the guidance of EITF 00-21 for revenue
    presentation. The accounting for these arrangements is subject to the provisions
    of SOP 97-2. In this regard, you would be "limited to the use of VSOE" of fair
    value, for the purposes of allocating arrangement consideration among
    deliverables in your Consolidated Statements of Operations. Amend your
    presentation to include a separate revenue, and related cost of revenue, line item
    for bundled arrangements that are not separable, because of the absence of VSOE

for the undelivered PCS element. You should also include a footnote description to inform investors of the nature of the additional line item. We further note that the Company's arrangements accounted for on a ratable basis are decreasing in absolute dollars. Notwithstanding this information, ratable product revenue recognized during fiscal year 2005 was approximately 9% of total revenue recognized during fiscal year 2005. As such, this appears to be material information that should be separately presented in the Consolidated Statements of Operations. Note that in a bundled arrangement accounted for as a single unit, service costs should be allocated based on a systematic and rationale method.

******

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper at (202) 551-3482 or Anne Nguyen, Special Counsel at (202) 551-3611. If you need further assistance, you may call me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Craig M. Schmitz
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
        155 Constitution Drive
        Menlo Park, CA 94025
        Fax: (650) 321-2800